Exhibit 23.8

Consent of Independent Auditor

We consent to the incorporation by reference in this Registration Statement on Form S-3 pertaining to Vital Energy, Inc. of our report dated September 5, 2023, with respect to the consolidated balance sheets of Henry Energy LP and subsidiaries as of December 31, 2022, 2021 and 2020 and the related consolidated statements of operations, changes in partner’s capital, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes to the consolidated financial statements, included on that Current Report on Form 8-K of Vital Energy, Inc. dated September 13, 2023. We also consent to the reference to us under the caption “Experts” in such Registration Statement.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Midland, Texas

January 4, 2024